Exhibit 2.3

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (the “Amendment”), dated to be effective as of May 15th, 2003, is entered into by and among Next, Inc., a Delaware corporation (“Next”) and each of Sean Garber and Lisa Garber (collectively, the “CMJ Stockholders”).

W I T N E S S E T H

WHEREAS, on June 1, 2002, Sporting Magic, Inc., a Delaware corporation and predecessor to Next, CMJ Acquisition Company, a Delaware corporation, CMJ Ventures, Inc., a Florida corporation (“CMJ”), the CMJ Stockholders and Mark Carter entered into an Agreement and Plan of Merger (the “Agreement”) pursuant to which Next acquired CMJ (the “CMJ Acquisition”); and

WHEREAS, the CMJ Stockholders, who were the principal Stockholders of CMJ, and Next desire to finalize certain matters related to the CMJ Acquisition purchase price; and

WHEREAS, the CMJ Stockholders and Next desire to amend the Agreement and address related matters on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises, covenants and agreements contained herein, the receipt and legal sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1. Merger Consideration. Section 1.3 of the Agreements shall be amended by adding thereto the following terms:

(a) Next agrees to make the following payments as additional Merger Consideration, to the CMJ Stockholders by check to a designated address in writing by the CMJ Stockholders. Next will issue checks on a monthly basis in accordance with the following annual amounts:

(i) For the period commencing on May 16, 2003 and ending on May 15, 2004, Next agrees to pay $170,000.

(ii) For the period commencing on May 16, 2004 and ending on May 15, 2005, Next agrees to pay $105,000.

(iii) For the period commencing on May 16, 2005 and ending on May 15, 2006, Next agrees to pay $100,000.

(iv) For the period commencing on May 16, 2006 and ending on May 15, 2007, Next agrees to pay $100,000.

(b) Next, as soon as practically possibly but in not event later than September 12, 2003 agrees to issue to the CMJ Stockholders 40,000 fully paid and non-assessable shares of Next common stock as additional Merger Consideration.

(c) The payments made hereunder shall be deemed to be additional Merger Consideration under Section 1.3 of the Agreement and the parties hereto release each other from all payment, deferred payment and other obligations and liabilities arising in connection with the transactions contemplated by the Agreement and the operation and management of CMJ.

2. Transition Services. The CMJ Stockholders agree to provide transition services to Next during the period commencing on May 15, 2003 and ending on or before September 12, 2003, subject to the needs of Next (the “Transition Period”). Such transition services shall include, without limitation, the facilitation of the orderly transition of the management and operation of CMJ during the Transition Period. Next agrees to reimburse Sean Garber for all reasonable and approved out of pocket travel and entertainment expenses incurred by him during the Transition Period.

3. Hold Harmless. Next and the CMJ Stockholders agree to hold harmless and discharge each other and their respective successors, assigns, agents, officers, directors and other parties associated with the CMJ Acquisition with respect any and all claims arising out of the CMJ Acquisition.

4. Non-Compete. In consideration of the payment of $10,000 to the CMJ Stockholders, the CMJ Stockholders and Mark Carter agree to remain bound by the Non-Competition and Confidentiality obligations set forth in Section 6.6 of the Agreement and in Article 4 of the Employment Agreement dated March 1, 2002 between Sporting Magic, Inc. and Sean Garber so long as any payments are being made under this First Amendment, notwithstanding any termination of such Employment Agreement for any other purposes.

5. Legal Fees. Next agrees to reimburse the CMJ Stockholders for not more than $1,000 of legal fees actually incurred in connection with the preparation and execution of this agreement.

6. Stock Purchase. Next undertakes, subject to any applicable laws and regulations and on a best efforts basis, to arrange for the purchase from the CMJ Stockholders of the 1,260,000 shares of Next common stock issued to them in connection with the CMJ Acquisition. The aggregate purchase price therefore shall be $1,260,000, adjusted for any stock dividend, stock split or other adjustment to the capital structure of Next occurring after the date hereof. If Next is unable to so arrange on or before May 15, 2004, Next agrees to (a) issue to the CMJ Stockholders 300,000 shares of its common stock as additional Merger Consideration and (b) cause the termination of all contractual restrictions on the transfer of the 1,260,000 shares referred to in the first sentence of this Section 6. The CMJ Stockholders shall have piggy-back registration rights with respect to such shares.

7. Resignation. Effective as of the date hereof, Sean Garber hereby resigns as an officer and director of Next, CMJ and any other entity affiliated with Next or CMJ.

8. Agreement. Except as amended by this Amendment, the terms of the Agreement shall remain in full force and effect.

[Signature Page Following]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year hereinabove first set forth.

NEXT, INC.

By:	/s/ DAN F. COOKE
Dan F. Cooke Board and Chief Executive Officer Chairman of the

CMJ STOCKHOLDERS

/s/ SEAN GARBER
Sean Garber

/s/ LISA GARBER
Lisa Garber

CONSENT

The foregoing is agreed and consented to effective as of the date first above written:

CMJ VENTURES, INC.

By:	/s/ SEAN M. GARBER
Name: Title:	Sean M. Garber President and CEO

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